CESCA THERAPEUTICS INC.
2711 Citrus Road
Rancho Cordova, CA 95742

May 28, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	Cesca Therapeutics Inc.
Registration Statement on Form S-3 (Registration No. 333-231526)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Cesca Therapeutics Inc., hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on May 30, 2019, or as soon as practicable thereafter.

Very truly yours,

CESCA THERAPEUTICS INC.

By:	/s/ Chris Xu
Chris Xu,
Chief Executive Officer